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Streamline 66  @streamline66 · 2h

Phillips 66 (NYSE: PSX) shareholders, it's time to vote for a brighter future and better corporate governance. Vote the GOLD card FOR Elliott's board nominees Brian Coffman, Sigmund Cornelius, Michael Heim and Stacy Nieuwoudt, and FOR corporate governance enhancements.

STREAMLINE 66

PHILLIPS 66 SHAREHOLDERS:

VOTE BY MAY 21 FOR A BRIGHTER FUTURE

ⓘ Click here for more important information

Phillips 66 Shareholders, Vote for a Brighter Future Today | Elliott

From streamline66.com

WEBSITE MATERIALS



LETTERS



Letters

ELLIOTT DIRECTOR NOMINEES' LETTER TO PHILLIPS 66 SHAREHOLDERS

May 20, 2025



Letters

ELLIOTT'S LETTER TO PHILLIPS 66 SHAREHOLDERS

May 2, 2025



Letters

ELLIOTT'S LETTER TO PHILLIPS 66 SHAREHOLDERS

April 3, 2025



Letters

ELLIOTT'S LETTER TO PHILLIPS 66 SHAREHOLDERS

March 24, 2025



Letters

ELLIOTT'S LETTER TO THE BOARD OF PHILLIPS 66

February 11, 2025



Letters

2023 LETTER TO THE BOARD

November 29, 2023

SUBSCRIBE TO RECEIVE UPDATES

Email Address   →



     

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357

T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.





PRESS RELEASES



Press Releases

ELLIOTT DIRECTOR NOMINEES SEND LETTER TO PHILLIPS 66 SHAREHOLDERS

May 20, 2025



Press Releases

LEADING PROXY ADVISORY FIRM ISS RECOMMENDS PHILLIPS 66 SHAREHOLDERS VOTE FOR ALL FOUR OF ELLIOTT'S DIRECTOR NOMINEES

May 12, 2025



Press Releases

GLASS LEWIS RECOMMENDS SHAREHOLDERS SUPPORT ELLIOTT'S CASE FOR URGENT BOARD CHANGE AT PHILLIPS 66

May 10, 2025



Press Releases

ELLIOTT MANAGEMENT PRESENTS THE CHOICE FOR PHILLIPS 66 SHAREHOLDERS

May 6, 2025



Press Releases

ELLIOTT SENDS LETTER TO SHAREHOLDERS DETAILING PHILLIPS 66'S BROKEN CORPORATE GOVERNANCE AND DISINGENUOUS SHAREHOLDER ENGAGEMENT

May 2, 2025



Press Releases

ELLIOTT RELEASES EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH DIRECTOR NOMINEE MICHAEL HEIM

April 30, 2025



Press Releases

ELLIOTT MANAGEMENT RELEASES INVESTOR PRESENTATION ON PHILLIPS 66

April 29, 2025



Press Releases

ELLIOTT RELEASES FOURTH EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH DIRECTOR NOMINEE SIGMUND CORNELIUS



Press Releases

ELLIOTT RELEASES BONUS EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH PARTNER JOHN PIKE







Press Releases

Press Releases

Press Releases

ELLIOTT RELEASES THIRD-PARTY SURVEY RESULTS FINDING THAT PHILLIPS 66 SHAREHOLDERS RANK THE COMPANY LAST IN OPERATIONS, CEO EFFECTIVENESS AND VALUE CREATION

ELLIOTT RELEASES SECOND EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH DIRECTOR NOMINEE STACY NIEUWOUDT

VETERAN ENERGY EXECUTIVE GREGORY GOFF BACKS ELLIOTT'S PLAN TO UNLOCK VALUE AT PHILLIPS 66

April 16, 2025

April 15, 2025

April 9, 2025







Press Releases

Press Releases

Press Releases

ELLIOTT LAUNCHES "STREAMLINE 66" PODCAST FEATURING 1:1 CONVERSATIONS WITH ITS BEST-IN-CLASS DIRECTOR NOMINEES

ELLIOTT SENDS LETTER TO SHAREHOLDERS AND MAILS DEFINITIVE PROXY MATERIALS OUTLINING WHY BOARD CHANGE IS NEEDED AT PHILLIPS 66

ELLIOTT TAKES LEGAL ACTION TO PROTECT THE RIGHTS OF PHILLIPS 66 STOCKHOLDERS

April 8, 2025

April 3, 2025

March 25, 2025





Press Releases

Press Releases

ELLIOTT ANNOUNCES DIRECTOR CANDIDATES FOR THE BOARD OF PHILLIPS 66

ELLIOTT SENDS LETTER AND PRESENTATION TO THE BOARD OF PHILLIPS 66

March 4, 2025

February 11, 2025

SUBSCRIBE TO RECEIVE UPDATES   Email Address   →

STREAMLINE 66   Media Contact   Investor Contacts





Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.





ELLIOTT'S PLAN TO STREAMLINE PHILLIPS 66

ELLIOTT DIRECTOR NOMINEES SEND LETTER TO PHILLIPS 66 SHAREHOLDERS

Elliott issued a letter to shareholders from its four highly qualified nominees – Brian Coffman, Sigmund Cornelius, Michael Heim and Stacy Nieuwoudt – in connection with the Company's 2025 Annual Meeting of Shareholders (the "Annual Meeting") on May 21, 2025.

Elliott Urges Shareholders to Support Meaningful Board Change By Voting on the Gold Card for Its Four Independent Nominees

View Letter to Shareholders   →



A MESSAGE TO PHILLIPS 66 EMPLOYEES: VOTE FOR CHANGE TODAY

Elliott knows that Phillips 66's employees are key to the company's long-term success. As fellow shareholders, we want what you want—a stronger, more focused company that achieves its full potential for performance and shareholder returns.

Read More   →



VOTE NOW – CLOSING ARGUMENTS WITH ELLIOTT'S JOHN PIKE AND GEOFF SORBELLO

Elliott's John Pike and Geoff Sorbello provide their final analysis as shareholders vote to secure a stronger, more prosperous future for Phillips 66; This episode references slides #8, 11, and 98 from this presentation: Elliott's Perspectives on Value Creation

Listen to Podcast   →



YOUR VOTE MATTERS
VOTE YOUR SHARES TODAY

The Annual General Meeting of Phillips 66 (the "Company") shareholders is scheduled to be held virtually on May 21, 2025. You can vote your shares using one of the voting options listed below. Elliott urges you to use the **GOLD** universal proxy card or voting instruction form.

How To Vote →



View How To Vote video transcript

ELLIOTT'S CASE FOR CHANGE AT PHILLIPS 66

Dear Fellow Phillips 66 Shareholder:

We are writing to you as fellow investors in Phillips 66 (NYSE: PSX) (the "Company"), an energy conglomerate that is falling well short of its potential and is in urgent need of a new direction.

We believe that with resolute and decisive action, Phillips 66 is primed to deliver far greater returns for its shareholders than it has over the past decade. The purpose of this letter is to seek your support for an upgraded Board of Directors that is committed to achieving the performance that shareholders demand and deserve. Your vote on the enclosed **Gold Card** will set in motion a clear plan to improve Phillips 66's operating performance, strengthen Board accountability and increase the value of your investment.

Read Full Letter Here →



ELLIOTT'S PERSPECTIVES ON VALUE CREATION

April 29, 2025

Download Presentation →

NOMINEES

Elliott has nominated four highly qualified candidates with best-in-class experience in refining and midstream operations, capital allocation and complex transactions. Elliott's director nominees are as follows.














Brian S. Coffman

Former CEO of **Motiva Enterprises**
Former SVP of Refining at **Andeavor**

Sigmund L. Cornelius

Former SVP and CFO of **ConocoPhillips**

Michael A. Heim

One of the founders and former
President and COO of **Targa Resources**

Stacy D. Nieuwoudt

Former Energy and Industrials Analyst
at **Citadel**

MATERIALS



Letters

ELLIOTT DIRECTOR NOMINEES' LETTER TO PHILLIPS 66 SHAREHOLDERS

May 20, 2025



Press Releases

LEADING PROXY ADVISORY FIRM ISS RECOMMENDS PHILLIPS 66 SHAREHOLDERS VOTE FOR ALL FOUR OF ELLIOTT'S DIRECTOR NOMINEES

May 12, 2025



Press Releases

GLASS LEWIS RECOMMENDS SHAREHOLDERS SUPPORT ELLIOTT'S CASE FOR URGENT BOARD CHANGE AT PHILLIPS 66

May 10, 2025

SUBSCRIBE TO RECEIVE UPDATES

Email Address   →



STREAMLINE 66

    

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the

Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.

